UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

NETRATINGS, INC.

(Name of the Issuer)

NETRATINGS, INC.
VALCON ACQUISITION HOLDING (LUXEMBOURG) S.A.R.L.
THE NIELSEN COMPANY B.V.
NIELSEN MEDIA RESEARCH, INC.
ACNIELSEN CORPORATION
NTRT ACQUISITION SUB, INC.

ALPINVEST PARTNERS CS INVESTMENTS 2006 C.V.

BLACKSTONE CAPITAL PARTNERS (CAYMAN) V L.P.

CARLYLE PARTNERS IV CAYMAN, L.P.

CEP II PARTICIPATIONS SARL SICAR

HELLMAN & FRIEDMAN CAPITAL PARTNERS V (CAYMAN), L.P.

KKR MILLENNIUM FUND (OVERSEAS), LIMITED PARTNERSHIP

THOMAS H. LEE (ALTERNATIVE) FUND V, L.P.

THOMAS H. LEE EQUITY FUND VI, L.P.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64116M-10-8

(CUSIP Number of Class of Securities)

Alan Shapiro NetRatings, Inc. 120 West 45th Street New York, NY 10036 (212) 703-5900	James Cuminale The Nielsen Company B.V. 770 Broadway New York, NY 10003 (646) 654-5000

(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Kenneth L. Henderson, Esq. Bryan Cave LLP 1290 Avenue of the Americas New York, NY 10104 (212) 541-2000	E. Michael Greaney, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000	John G. Finley, Esq. Peter S. Malloy, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

This statement is filed in connection with (check the appropriate box):

☒          a.               The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐            b.              The filing of a registration statement under the Securities Act of 1933.

☐            c.               A tender offer.

☐            d.              None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:	☒
Check the following box if the filing is a final amendment reporting the results of the transaction:	☐

Calculation of Filing Fee

Transaction valuation:*	$328,522,049	Amount of filing fee:*	$10,085.63

*                 As of February 14, 2007, there were (i) 14,551,407 shares of common stock, par value $0.001 per share, of NetRatings, Inc. (“Common Stock”) outstanding that are owned by stockholders other than Nielsen Media Research, Inc. and any other direct or indirect subsidiary of The Nielsen Company B.V. and (ii) options to purchase 2,172,586 shares of Common Stock with an exercise price of less than $21.00 per share. The filing fee was determined by adding the (x) the product of (i) the number of shares of Common Stock that are proposed to be acquired in the merger and (ii) the merger consideration of $21.00 per share, plus (y) $22,942,508, which is the product of options to purchase 2,172,586 shares of Common Stock with exercise prices less than $21.00 and approximately $10.44 (which is the difference between $21.00 and the weighted average exercise price per share) ((x) and (y) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by $0.0000307.

☒          Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,085.63
Form or Registration No.:	Schedule 14A—Preliminary proxy statement
Filing Party:	NetRatings, Inc.
Date Filed:	February 28, 2007

Introduction

This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) amends the Schedule 13E-3 first filed on February 28, 2007 and is being filed by (1) NetRatings, Inc., a Delaware corporation (“NetRatings”) and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction, (2) Valcon Acqusiition Holding (Luxembourg) S.a.r.l., the ultimate parent company of the Nielsen Company B.V., (3) The Nielsen Company B.V., the indirect owner of 100% of the voting stock of Nielsen Media Research, Inc., ACNielsen Corporation and NTRT Acquisition Sub, Inc., (4) Nielsen Media Research, Inc., the majority stockholder of NetRatings and a wholly-owned indirect subsidiary of The Nielsen Company B.V., (5) ACNielsen Corporation, a stockholder of NetRatings and a wholly-owned indirect subsidiary of The Nielsen Company B.V., (6) NTRT Acquisition Sub, Inc., a newly-formed Delaware corporation and a wholly-owned subsidiary of Nielsen Media Research, Inc., and (7) AlpInvest Partners CS Investments 2006 C.V., Blackstone Capital Partners (Cayman) V L.P., Carlyle Partners IV Cayman, L.P., CEP II Participations Sarl SICAR, Hellman & Friedman Capital Partners V (Cayman), L.P., KKR Millennium Fund (Overseas), Limited Partnership, Thomas H. Lee (Alternative) Funds V, L.P. and Thomas H. Lee Equity Fund VI, L.P. in connection with the proposed merger of NTRT Acquisition Sub, Inc. with and into NetRatings (the “Merger”), with NetRatings as the surviving corporation. As a result of the Merger: (i) NetRatings will become an indirect wholly-owned subsidiary of The Nielsen Company B.V. and (ii) each issued and outstanding share of Common Stock (other than shares held by Nielsen Media Research, Inc. and any other direct or indirect subsidiary of The Nielsen Company B.V. and any stockholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive $21.00 in cash, without interest.

Concurrently with the filing of this Schedule l3E-3, NetRatings is filing a definitive proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the NetRatings board of directors is soliciting proxies from stockholders of NetRatings in connection with the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

The information contained in this Schedule 13E-3 and/or Proxy Statement concerning NetRatings was supplied by NetRatings and none of the other filing persons takes responsibility for the accuracy of such information. The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning the filing persons other than NetRatings was supplied by The Nielsen Company B.V. and NetRatings takes no responsibility for the accuracy of such information.

Item 1.  Summary Term Sheet

Regulation M-A Item 1001.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

Item 2.  Subject Company Information

Regulation M-A Item 1002.

(a)            Name and Address.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“The Parties to the Merger”

(b)           Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Special Meeting”

“The Special Meeting—Shares Outstanding and Entitled to Vote; Record Date”

(c)            Trading Market and Price.  The information set forth in the Proxy Statement under the caption “Market Price for Common Stock and Dividend Information” is incorporated herein by reference.

(d)           Dividends.  The information set forth in the Proxy Statement under the caption “Market Price for Common Stock and Dividend Information” is incorporated herein by reference.

(e)            Prior Public Offerings.  None.

(f)              Prior Stock Purchases.  The information set forth in the Proxy Statement under the caption “Transactions in NetRatings Common Stock by Certain Persons” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person(s)

Regulation M-A Item 1003(a) through (c).

(a)            Name and Address.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“The Parties to the Merger”

“Information Regarding the Transaction Participants”

(b)           Business and Background of Entities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“The Parties to the Merger”

“Information Regarding the Transaction Participants”

(c)            Business and Background of Natural Persons.  The information set forth in the Proxy Statement under the caption “Information Regarding the Transaction Participants” is incorporated herein by reference.

Item 4.  Terms of the Transaction

Regulation M-A Item 1004(a) and (c) through (f).

(a)            Material Terms.

(1)                             Not applicable.

(2)(i)                  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

(2)(ii)               The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement—Effect of the Merger on NetRatings Stock”

“The Merger Agreement—Effects of the Merger on NetRatings Stock Awards, Stock-based Awards and Stock Plans”

(2)(iii)            The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Purpose and Reasons for the Merger; Consideration of Alternatives”

“Special Factors—The Position of the Nielsen Parties as to the Fairness of the Merger”

“Special Factors—Plans for NetRatings After the Merger”

(2)(iv)           The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“The Special Meeting—Votes Required”

(2)(v)              The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

(2)(vi)           The information set forth in the Proxy Statement under the caption “Special Factors—Accounting Treatment” is incorporated herein by reference.

(2)(vii)        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c)            Different Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

“The Merger Agreement—Effect of the Merger on NetRatings Stock”

“The Merger Agreement—Effects of the Merger on NetRatings Stock Awards, Stock-based Awards and Stock Plans”

(d)           Appraisal Rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Appraisal Rights”

Annex C—Section 262 of the General Corporation Law of the State of Delaware”

(e)            Provisions for Unaffiliated Security Holders.  The information set forth in the Proxy Statement under the caption “Provisions for Unaffiliated Stockholders” is incorporated herein by reference.

(f)              Eligibility for Listing or Trading.  Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005(a) through (c) and (e).

(a)             Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

“Special Factors—Transactions and Relationships Between NetRatings and Nielsen”

(b)-(c)   Significant Corporate Events; Negotiations or Contacts.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

“Special Factors—Transactions and Relationships Between NetRatings and Nielsen”

“The Merger Agreement”

(e)             Agreements Involving the Subject Company’s Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

“The Merger Agreement”

Item 6.  Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006(b) and (c)(1) through (8).

(b)            Use of Securities Acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Purpose and Reasons for the Merger; Consideration of Alternatives”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for NetRatings After the Merger”

“The Merger Agreement—Effect of the Merger on NetRatings Stock”

“The Merger Agreement—Effects of the Merger on NetRatings Stock Awards, Stock-based Awards and Stock Plans”

“Annex A—Agreement and Plan of Merger”

(c)(1)-(8)  Plans.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“Special Factors—Purpose and Reasons for the Merger; Consideration of Alternatives”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for NetRatings After the Merger”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

“Market Price for Common Stock and Dividend Information”

“The Merger Agreement”

“Annex A—Agreement and Plan of Merger”

Item 7.  Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013.

(a)            Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Purpose and Reasons for the Merger; Consideration of Alternatives”

“Special Factors—Plans for NetRatings After the Merger”

(b)           Alternatives.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Purpose and Reasons for the Merger; Consideration of Alternatives”

“Special Factors—Plans for NetRatings After the Merger”

“Special Factors—Conduct of Business of NetRatings if the Merger is Not Completed”

(c)            Reasons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Opinion of Lehman Brothers Inc.”

“Special Factors—Purpose and Reasons for the Merger; Consideration of Alternatives”

“Special Factors—The Position of the Nielsen Parties as to the Fairness of the Merger”

“Special Factors—Plans for NetRatings After the Merger”

(d)           Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Purpose and Reasons for the Merger; Consideration of Alternatives”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for NetRatings After the Merger”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

Item 8.  Fairness of the Transaction

Regulation M-A Item 1014.

(a)-(b)  Fairness; Factors Considered in Determining Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Opinion of Lehman Brothers Inc.”

“Special Factors—Report of CRA International, Inc.”

“Special Factors—Purpose and Reasons for the Merger; Consideration of Alternatives”

“Special Factors—The Position of the Nielsen Parties as to the Fairness of the Merger”

“Special Factors—Financial Analysis of J.P. Morgan Securities Inc.”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

Annex B—Opinion of Lehman Brothers Inc.

The presentation materials presented by Lehman Brothers Inc. to the NetRatings special committee on February 4, 2007 are set forth as Exhibit (c)(10) hereto and are incorporated by reference. The presentation materials presented by J.P. Morgan Securities Inc. to the Executive Committee of the Supervisory Board of The Nielsen Company B.V. on February 4, 2007 are set forth as Exhibit (c)(11) hereto and are incorporated by reference.

(c)             Approval of Security Holders.  The transaction is not structured so that approval of at least a majority of unaffiliated stockholders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“The Special Meeting”

“Special Factors—Reasons for the Special Committee's Determination; Fairness of the Merger”

(d)           Unaffiliated Representative.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Opinion of Lehman Brothers Inc.”

Annex B—Opinion of Lehman Brothers Inc.

(e)            Approval of Directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee's Determination; Fairness of the Merger”

(f)              Other Offers.  Not applicable.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015.

(a)-(c)   Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Opinion of Lehman Brothers Inc.”

“Special Factors—Report of CRA International, Inc.”

“Special Factors—Financial Analysis of J.P. Morgan Securities Inc.”

“Where You Can Find More Information”

Annex B—Opinion of Lehman Brothers Inc.

The presentation materials presented by Lehman Brothers Inc. to the NetRatings special committee (or, in the case of the July 7, 2006 materials, to the independent directors of NetRatings) on July 7, 2006, October 10, 2006, October 18, 2006, October 25, 2006, October 31, 2006, November 29, 2006 and February 4, 2007 are set forth as Exhibit (c)(2), (c)(3), (c)(4), (c)(5), (c)(6), (c)(8) and (c)(10) hereto and are incorporated by reference. The presentation materials presented by Lehman Brothers Inc. to J.P. Morgan Securities Inc. on December 12, 2006 are set forth as Exhibit (c)(9) hereto and are incorporated herein by reference. The presentation materials presented by J.P. Morgan Securities Inc. to the Executive Committee of the the Supervisory Board of The Nielsen Company B.V. on February 4, 2007 are set forth as Exhibit (c)(11) hereto and the presentation materials presented by J.P. Morgan Securities Inc. to Lehman Brothers Inc. on November 9, 2006 are set forth as Exhibit (c)(7) hereto, each of which are incorporated by reference.

Item 10.  Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007.

(a)-(b)   Source of Funds; Conditions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing the Merger”

“The Merger Agreement—Fees and Expenses”

(c)           Expenses.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Financing the Merger”

“The Merger Agreement—Fees and Expenses”

The following is an estimate of the approximate total amount of fees and expenses to be incurred in connection with the merger:

Description	Amount
Financial advisory fees and expenses	$1,850,000
SEC filing fees	10,085
Legal, printing, proxy solicitation and other expenses	2,250,000
Total	$4,110,085

(d)           Borrowed Funds.  Not applicable.

Item 11.  Interest in Securities of the Subject Company

Regulation M-A Item 1008.

(a)            Securities Ownership.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

“The Merger Agreement—Effect of the Merger on NetRatings Stock”

“The Merger Agreement—Effects of the Merger on NetRatings Stock Awards, Stock-based Awards and Stock Plans”

“Beneficial Ownership of Capital Stock By Certain Beneficial Owners and Management”

(b)           Securities Transactions.  The information set forth in the Proxy Statement under the caption “Transactions in NetRatings Common Stock By Certain Persons” is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation

Regulation M-A Item 1012(d) and (e).

(d)            Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“The Special Meeting—Votes Required”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

(e)             Recommendations of Others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Opinion of Lehman Brothers Inc.”

“Special Factors—Purpose and Reasons for the Merger; Consideration of Alternatives”

Item 13.  Financial Information

Regulation M-A Item 1010.

(a)            Financial Statements.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Selected Consolidated Historical Financial Data of NetRatings”

“Special Factors—Financial Forecasts of NetRatings”

“Where You Can Find More Information”

The audited financial statements set forth in the Annual Report on Form 10-K of NetRatings for the year ended December 31, 2006 and the unaudited financial statements set forth in the Quarterly Report on Form 10-Q of NetRatings for the quarter ended March 31, 2007 are incorporated herein by reference.

(b)           Pro Forma Information.  Not applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009.

(a)            Solicitations or Recommendations.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“The Special Meeting—Solicitation of Proxies”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Compensation of the Special Committee”

“The Merger Agreement—Fees and Expenses”

(b)           Employees and Corporate Assets.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Opinion of Lehman Brothers Inc.”

“Special Factors—Report of CRA International, Inc.”

“Special Factors—Financial Analysis of J.P. Morgan Securities Inc.”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

“Special Factors—Financing the Merger”

“The Merger Agreement—Fees and Expenses”

Item 15.  Additional Information

Regulation M-A Item 1011(b).

(b)            Other Material Information.  The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.  Exhibits

Regulation M-A Item 1016(a) though (d), (f) and (g).

(a)(1)                    Definitive Proxy Statement of NetRatings, Inc. (incorporated by reference to the Schedule 14A filed by NetRatings, Inc. on May 24, 2007) (the “Proxy Statement”).

(a)(2)                    Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)                    Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4)                    Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5)                    Press Release dated February 5, 2007 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by NetRatings, Inc. on February 6, 2007).

(a)(6)                    Communication sent via email on February 5, 2007 to employees of NetRatings, Inc. from Susan Hickey on behalf of William R. Pulver, the Chief Executive Officer and President of NetRatings, Inc. (incorporated herein by reference to the Schedule 14A filed by NetRatings, Inc. on February 12, 2007).

(b)                                 None.

(c)(1)                    Opinion of Lehman Brothers Inc. dated February 5, 2007 (incorporated herein by reference to Annex B to the Proxy Statement).

(c)(2)                    Presentation materials, dated July 7, 2006, prepared by Lehman Brothers Inc. for the independent directors of the NetRatings Board of Directors.*

(c)(3)                    Financial analysis presentation materials, dated October 10, 2006, prepared by Lehman Brothers Inc. for the Special Committee of the NetRatings Board of Directors.*

(c)(4)                    Financial analysis presentation materials, dated October 18, 2006, prepared by Lehman Brothers Inc. for the Special Committee of the NetRatings Board of Directors.*

(c)(5)                    Financial analysis presentation materials, dated October 25, 2006, prepared by Lehman Brothers Inc. for the Special Committee of the NetRatings Board of Directors.*

(c)(6)                    Financial analysis presentation materials, dated October 31, 2006, prepared by Lehman Brothers Inc. for the Special Committee of the NetRatings Board of Directors.*

(c)(7)                    Presentation materials, dated November 9, 2006, prepared by J.P. Morgan Securities Inc. for use by it in presenting its views to Lehman Brothers Inc. as to the valuation of NetRatings.*

(c)(8)                    Financial analysis presentation materials, dated November 29, 2006, prepared by Lehman Brothers Inc. for the Special Committee of the NetRatings Board of Directors.*

(c)(9)                    Presentation materials, dated December 12, 2006, prepared by Lehman Brothers Inc. for use by it in a presentation to J.P. Morgan Securities Inc.*

(c)(10)              Financial analysis presentation materials, dated February 4, 2007, prepared by Lehman Brothers Inc. for the Special Committee of the NetRatings Board of Directors.*

(c)(11)              Financial analysis presentation materials, dated February 4, 2007, prepared by J.P. Morgan Securities Inc. for the Executive Committee of the Supervisory Board of The Nielsen Company B.V.*

(d)                                 Agreement and Plan of Merger, dated as of February 5, 2007, among Nielsen Media Research, Inc., NTRT Acquisition Sub, Inc. and NetRatings, Inc. (incorporated herein by reference to Annex A to the Proxy Statement).

(f)                                    Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C to the Proxy Statement).

(g)                                 None.

* Previously filed

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 24, 2007

NETRATINGS, INC.

By:	/s/ Alan Shapiro
	Name:	Alan Shapiro
	Title:	Senior Vice President & General Counsel

VALCON ACQUISITION HOLDING (LUXEMBOURG) S.A.R.L.

By:	/s/ Wolfgang Zettel
	Name:	Wolfgang Zettel
	Title:	Manager Class A

By:	/s/ Patrick Healy
	Name:	Patrick Healy
	Title:	Manager Class B

THE NIELSEN COMPANY B.V.

By:	/s/ James Cuminale
	Name:	James Cuminale
	Title:	Chief Legal Officer

NIELSEN MEDIA RESEARCH, INC.

By:	/s/ Susan Whiting_
	Name:	Susan Whiting
	Title:	Chairman and Chief Executive Officer

ACNIELSEN CORPORATION

By:	/s/ Michael Elias
	Name:	Michael Elias
	Title:	Vice President

NTRT ACQUISITION SUB, INC.

By:	/s/ Susan Whiting
	Name:	Susan Whiting
	Title:	President and Chief Executive Officer

ALPINVEST PARTNERS CS INVESTMENTS 2006 C.V.

By:	ALPINVEST PARTNERS 2006 B.V.,
its general partner

By:	/s/ Erik Thyssen
	Name:	Erik Thyssen
	Title:	Managing Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) V L.P.

By:	BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) V L.P., its general partner

By:	BLACKSTONE LR ASSOCIATES (CAYMAN) V LTD., its general partner

By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Director

CARLYLE PARTNERS IV CAYMAN, L.P.

By:	TC GROUP IV CAYMAN, L.P., its general partner

By:	CP IV GP, LTD., its general partner

By:	/s/ John F. Harris
	Name:	John F. Harris
	Title:	Director

CEP II PARTICIPATIONS SARL SICAR

By:	/s/ John F. Harris
	Name:	John F. Harris
	Title:	Manager

HELLMAN & FRIEDMAN CAPITAL PARTNERS V (CAYMAN), L.P.

By:	HELLMAN & FRIEDMAN INVESTORS V (CAYMAN), L.P., its general partner

By:	HELLMAN & FRIEDMAN INVESTORS V (CAYMAN), LTD., its general partner

By:	/s/ Mitch Cohen
	Name:	Mitch Cohen
	Title:	Vice President

KKR MILLENNIUM FUND (OVERSEAS), LIMITED PARTNERSHIP

By:	KKR ASSOCIATES MILLENNIUM (OVERSEAS), LIMITED PARTNERSHIP, its general partner

By:	KKK MILLENNIUM LIMITED, its general partner

By:	/s/ Alexander Navab
	Name:	Alexander Navab
	Title:	Member

THOMAS H. LEE (ALTERNATIVE) FUND V, L.P.

By:	THL ADVISORS (ALTERNATIVE) V, L.P.,
its general partner

By:	THOMAS H. LEE ADVISORS (ALTERNATIVE) V LIMITED, LDC,
its general partner

By:	/s/ Scott Schoen
	Name:	Scott Schoen
	Title:	Managing Director

THOMAS H. LEE EQUITY FUND VI, L.P.

By:	THL EQUITY ADVISORS VI, LLC, its general partner

By:	/s/ Scott Schoen
	Name:	Scott Schoen
	Title:	Managing Director

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Definitive Proxy Statement of NetRatings, Inc. (incorporated by reference to the Schedule 14A filed by NetRatings, Inc. on May 24, 2007) (the “Proxy Statement”).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5)	Press Release dated February 5, 2007 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by NetRatings, Inc. on February 6, 2007).

(a)(6)

Communication sent via email on February 5, 2007 to employees of NetRatings, Inc. from Susan Hickey on behalf of William R. Pulver, the Chief Executive Officer and President of NetRatings, Inc. (incorporated herein by reference to the Schedule 14A filed by NetRatings, Inc. on February 12, 2007).

(b)	None.

(c)(1)	Opinion of Lehman Brothers Inc. dated February 5, 2007 (incorporated herein by reference to Annex B to the Proxy Statement).

(c)(2)	Presentation materials, dated July 7, 2006, prepared by Lehman Brothers Inc. for the independent directors of the NetRatings Board of Directors.*

(c)(3)	Financial analysis presentation materials, dated October 10, 2006, prepared by Lehman Brothers Inc. for the Special Committee of the NetRatings Board of Directors.*

(c)(4)	Financial analysis presentation materials, dated October 18, 2006, prepared by Lehman Brothers Inc. for the Special Committee of the NetRatings Board of Directors.*

(c)(5)	Financial analysis presentation materials, dated October 25, 2006, prepared by Lehman Brothers Inc. for the Special Committee of the NetRatings Board of Directors.*

(c)(6)	Financial analysis presentation materials, dated October 31, 2006, prepared by Lehman Brothers Inc. for the Special Committee of the NetRatings Board of Directors.*

(c)(7)	Presentation materials, dated November 9, 2006, prepared by J.P. Morgan Securities Inc. for use by it in presenting its views to Lehman Brothers Inc. as to the valuation of NetRatings.*

(c)(8)	Financial analysis presentation materials, dated November 29, 2006, prepared by Lehman Brothers Inc. for the Special Committee of the NetRatings Board of Directors.*

(c)(9)	Presentation materials, dated December 12, 2006, prepared by Lehman Brothers Inc. for use by it in a presentation to J.P. Morgan Securities Inc.*

(c)(10)	Financial analysis presentation materials, dated February 4, 2007, prepared by Lehman Brothers Inc. for the Special Committee of the NetRatings Board of Directors.*

(c)(11)	Financial analysis presentation materials, dated February 4, 2007, prepared by J.P. Morgan Securities Inc. for the Executive Committee of the Supervisory Board of The Nielsen Company B.V.*

(d)

Agreement and Plan of Merger, dated as of February 5, 2007, among Nielsen Media Research, Inc., NTRT Acquisition Sub, Inc. and NetRatings, Inc. (incorporated herein by reference to Annex A to the Proxy Statement).

(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C to the Proxy Statement).

(g)	None.

* Previously filed